VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:       Apex 11 Inc.

Registration Statement on Form 10-12G/A

Amended on April 10th, 2019

File No. 000-54964

To Whom it May Concern:

The following is response to the comment letter received on April 15th, 2019.

Registration Statement on Form 10-12G/A, filed on April 10th, 2019

1.	We note you indicate on page F-20 that the report of the independent registered public accounting firm on your interim financial statements is “To Come.” Please confirm to us, if true, that your financial statements for the nine months ended September 30th, 2018 and 2017 have been reviewed by your auditor and as indicated, provide the auditor’s report in your amended filing. Refer to Rule 8-03 of Regulation S-X.

The interim financial reports have been reviewed by not audited. The reference to the “To Come” audit report for this period has been removed.

General

2.	You were required to file an annual report for the fiscal year ended 12/31/2018 no later than March 31st, 2019. Please advise us when you intend to file your annual report on form 10-K. Refer to Rule 13a-1 of the Exchange Act, and the Instructions to Form 10-K.

The Form 10K will be filed within 30 days of this response letter.

Sincerely,

___________________________

Anthony J. Iarocci, Jr.

DCA Asset Management, Inc.

cc:	Kathryn Jacobson, Senior Staff Accountant

Robert S. Littlepage, Accounting Branch Chief

Paul Fischer, Staff Attorney

Larry Spirgel, Assistant Director